March 13, 2017

VIA EDGAR AND E-MAIL

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNX Coal Resources LP

Registration Statement on Form S-3

Filed February 8, 2017

File No. 333-215962

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CNX Coal Resources LP (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Tuesday, March 14, 2017, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hannah T. Frank of McGuireWoods LLP with any questions you may have regarding this request. In addition, please notify Ms. Frank when this request for acceleration has been granted. Ms. Frank’s telephone number is (412) 667-7936 and her e-mail address is hfrank@mcguirewoods.com.

Very truly yours,

CNX COAL RESOURCES LP

By:	/s/ Lorraine L. Ritter
Name:	Lorraine L. Ritter
Title:	Chief Financial Officer and Chief
Accounting Officer

cc (via e-mail): Hannah T. Frank

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